# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAVAX, INC., CIK 0001000694
CUSIP: 670002401
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 14,714,705; sole dispositive power 0; shared dispositive power 14,714,705; aggregate amount beneficially owned 14,714,705 (8.95% of the class)
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,000,000; sole dispositive power 0; shared dispositive power 14,000,000; aggregate amount beneficially owned 14,000,000 (8.51% of the class)
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 126,295; shared voting power 14,714,705; sole dispositive power 126,295; shared dispositive power 14,714,705; aggregate amount beneficially owned 14,841,000 (9.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 per share
Name of issuer: NOVAVAX, INC.
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the "Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below) and certain separately managed accounts (the "Shah Managed Accounts");

(ii) Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership, with respect to the shares of Common Stock directly and beneficially owned by it; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital Management and with respect to the shares of Common Stock directly beneficially owned by him in that certain account separately managed by Shah Capital Management for his benefit (the "Mr. Shah Managed Account").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to Amendment No. 1 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of each of Shah Capital Management is serving as the investment manager of each of Shah Opportunity and the Shah Managed Accounts. The principal business of Shah Opportunity is investing in securities. Mr. Shah serves as the President and Chief Investment Officer of Shah Capital Management.
Citizenship:
Shah Capital is North Carolina corporation.
Shah Opportunity is a Delaware limited partnership.
Mr. Shah is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 14, 2026, the Reporting Persons sent a presentation (the "Elevating Novavax Presentation") to the board of directors of the Issuer (the "Board") outlining what they believe to be the failures of the current leadership, specifically noting the following: (i) marketing failure since 2023; (ii) underwhelming Sanofi partnership; (iii) capital market mismanagement; and (iv) leadership enriching itself instead of building value. The foregoing description of the Elevating Novavax Presentation does not purport to be complete and is qualified in its entirety to the Elevating Novavax Presentation, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 164.4M shares outstanding as of April 30, 2026.

(i) - Shah Capital
14,714,705; 8.95%

(ii) - Shah Opportunity
14,000,000; 8.51%

(iii) - Himanshu H. Shah
14,841,000; 9.03%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital
Sole Voting Power - 0
Shared Voting Power - 14,714,705
Sole Dispositive Power - 0
Shared Dispositive Power - 14,714,705

(ii) - Shah Opportunity
Sole Voting Power - 0
Shared Voting Power - 14,000,000
Sole Dispositive Power - 0
Shared Dispositive Power - 14,000,000

(iii) - Himanshu H. Shah
Sole Voting Power - 126,295
Shared Voting Power - 14,714,705
Sole Dispositive Power - 126,295
Shared Dispositive Power - 14,714,705

As of the date hereof, Shah Opportunity directly beneficially owns 14,000,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 14,714,705 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 126,295 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 14,714,705 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 126,295 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 14,841,000 shares of Common Stock that Mr. Shah may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: There were no transactions in securities since the filing of Amendment No. 6 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit Number Description
Exhibit 99.1 Elevating Novavax Presentation

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (05/15/2026)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (05/15/2026)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (05/15/2026)